Roku Investor / Analyst Courtesy Note

Dear [NAME],

This morning, Roku and Fox Corporation announced [INSERT LINK TO RELEASE] that Roku has entered into a definitive agreement to be acquired by FOX for $160.00 per share in a combination of cash and Fox Corporation Class A common stock, valuing Roku at approximately $22 billion in enterprise value.

This agreement follows the conclusion of a strategic review process overseen by Roku’s Board of Directors with the assistance of independent financial and legal advisors. After thoroughly reviewing the offer from FOX, our Board of Directors unanimously determined that this agreement with FOX maximizes value for all of our shareholders.

Transaction Highlights
•	Roku shareholders will receive $96.00 in cash and 0.9693 shares of Fox Corporation Class A common stock for each share of Roku stock they own.
•	The $160.00 per share purchase price represents a 34% premium to Roku’s unaffected share price as of June 11, 2026, and a 21% premium to Roku’s unaffected 52-week high.
•	Roku shareholders will own approximately 27% of the combined company, providing the opportunity to participate in the long-term growth and value creation opportunity of the business.
•
Transaction is expected to close in the first half of calendar year 2027, subject to customary closing conditions, including approval by FOX and Roku shareholders, receipt of required regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions.

FOX and Roku will be hosting a conference call this morning at 8:00 am ET to discuss the announcement. All transaction-related materials, including the presentation and webcast link, can be accessed at [LINK].

[FOR TOP INVESTORS / SELL-SIDE ANALYSTS: [Dan Jedda and I / INSERT PARTICIPANTS] are available to speak. Please let us know some windows today or tomorrow and we will do our best to coordinate.]

Sincerely,
[Conrad Grodd, VP of Investor Relations, Roku]

Important Information About the Proposed Transaction and Where to Find It

In connection with the Transactions, Fox Corporation (“Parent”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Parent’s common stock to be issued in the Transactions and a joint proxy statement for Parent’s and the Company’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Parent and the Company. Each of Parent and the Company may also file with or furnish to the SEC other relevant documents regarding the Transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Parent or the Company may mail to their respective stockholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS OF PARENT AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING PARENT, THE COMPANY, THE TRANSACTIONS AND RELATED MATTERS.

The documents filed by Parent with the SEC also may be obtained free of charge at Parent’s website at investor.foxcorporation.com or upon written request to Parent through the form provided on the website or by phone at (212) 852-7059. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at roku.com/investor or upon written request to the Company at ir@roku.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Parent, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Parent and the Company in connection with the Transactions under the rules of the SEC.

Information about the interests of the directors and executive officers of Parent and the Company and other persons who may be deemed to be participants in the solicitation of stockholders of Parent and the Company in connection with the Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Parent’s directors and executive officers and their ownership of Parent’s common stock is set forth in Parent’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on September 25, 2025. To the extent that holdings of Parent’s securities have changed since the amounts printed in Parent’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 24, 2026. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transactions may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Transactions when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Parent’s and the Company’s current expectations, estimates and projections about the expected date of closing of the Transactions and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Parent and the Company, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transactions and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transactions or to make or take any filing or other action required to consummate the transaction in a timely manner or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transactions on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Parent’s and the Company’s businesses and other conditions to the completion of the Transactions; (ii) failure to realize the anticipated benefits of the Transactions, including as a result of delay in completing the transaction or integrating the businesses of Parent and the Company; (iii) Parent’s and the Company’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the Transactions that could be instituted against Parent, the Company or their respective directors; (vi) the risk that disruptions from the Transactions will harm Parent’s or the Company’s business, including current plans and operations; (vii) the ability of Parent or the Company to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transactions; (ix) uncertainty as to the long-term value of Parent’s common stock; (x) legislative, regulatory and economic developments affecting Parent’s and the Company’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Parent and the Company operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transactions that could affect Parent’s or the Company’s financial performance; (xiv) restrictions during the pendency of the Transactions that may impact Parent’s or the Company’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Parent’s and the Company’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Parent and the Company. These risks, as well as other risks associated with the Transactions, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the Transactions. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Parent’s or the Company’s consolidated financial condition, results of operations or liquidity. Neither Parent nor the Company assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.